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                                                 40 King Street West, 52nd Floor
                                                             Toronto, ON M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE
                                                                  APRIL 10, 2006

              KINROSS ANNOUNCES APPOINTMENT OF GEOFFREY P. GOLD AS
                               CHIEF LEGAL OFFICER

TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce the appointment of Geoffrey P. Gold as Senior Vice President and Chief Legal Officer of Kinross effective May 24, 2006.

With more than 12 years in the mining industry, Mr. Gold has extensive experience (both domestic and international) in the oversight, management and resolution of material legal issues (corporate and operational). He joins Kinross from Placer Dome where he was most recently Vice President, Assistant Secretary and Associate General Counsel.

Mr. Gold completed his bachelor of laws and a bachelor of commerce (with honours) from the University of British Columbia and was called to the bar in 1990. He also served five years in private practice as an Associate with the Vancouver law firm Bull, Houser & Tupper.

"Our four-point plan includes attracting and retaining the best people in the industry and Geoff is an example of our success in strengthening the Kinross leadership team. Kinross will benefit from Geoff's experience and leadership in strategic development and financial transactions as well as his excellence in corporate governance and transparency."

This appointment follows the May 30, 2006 retirement of John Ivany, Executive Vice President for Kinross. Mr. Ivany has been with Kinross since 1995 and has been instrumental in growing Kinross to become the third largest primary gold producer in North America.

"John has played a key role in Kinross' growth through strong leadership and guidance. His wisdom and experience will be missed," added Mr. Burt. "Senior management and the Board of Directors wish to thank John for his valuable contribution to the Company and wish him well in his retirement."

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross' strong balance sheet and no-gold hedging policy allow it to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and

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retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).


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For additional information, e-mail INFO@KINROSS.COM or contact:

INVESTOR RELATIONS CONTACT:             MEDIA CONTACT:

TRACEY M. THOM                          TIM TUTSCH
DIRECTOR, INVESTOR RELATIONS            WILCOX GROUP
& CORPORATE COMMUNICATIONS              FOR KINROSS GOLD
Tel. (416) 365-1362                     Tel. (416) 203-6666
tracey.thom@kinross.com                 tim.tutsch@wilcoxgroup.com




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